Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                       March 17, 2008

VIA EDGAR

Ms. Alison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

           Re: AllianceBernstein Variable Products Series Fund, Inc. Prospectus/Proxy Statement
                 File No. 811-05398
                 ------------------

Dear Ms. White and Mr. Burak:

     This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") on the Form N-14 filing for AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstein U.S. Government/High Grade Securities Portfolio ("High Grade") regarding High Grade's acquisition of AllianceBernstein High Yield Portfolio ("High Yield"), AllianceBernstein Global Bond Portfolio ("Global Bond"), AllianceBernstein Americas Government Income Portfolio ("AGI") and AllianceBernstein Global Dollar Government Portfolio ("Global Dollar"), each a series of AllianceBernstein Variable Products Series, Inc., as provided orally to Young Seo of this office on March 7, 2008 by Ms. White. The Staff's comments and our responses are discussed below.(1)

-------------

(1) Capitalized terms have the same meaning as in the Prospectus/Proxy Statement unless otherwise defined.




Prospectus/Proxy Statement
--------------------------

Comment 1:     Item 1(b)(4)(ii) of Form N-14 requires a statement that the prospectus should be retained for future reference. Please include such a statement.

Response:      This disclosure is included on the cover page to the N-14.

Comment 2:     Item 7(b) of Form N-14, by reference to Item 2 of Schedule 14C, requires the following statement on the first page in bold-face type: "We Are Not Asking You for a Proxy and You Are Requested
               Not To Send Us a Proxy".

Response:      Schedule 14C is a form for information statements required to be provided to shareholders in connection with an annual or special meeting or taking corporate action by written consent where a proxy or consent is not solicited from shareholders otherwise entitled to vote or give consent to any matter being voted on.
               See Rule 14c-2 under the --- Securities Exchange Act of 1934.
               This requirement is not applicable to this Prospectus filed on Form N-14, which is intended to provide information to shareholders about the shares to be issued in an acquisition, which, under applicable state law, does not require shareholder approval. A shareholder vote is not otherwise required by Rule
               17a-8 under the Investment Company Act of 1940. The response to
               Question 1 clearly states that the acquisition does not require shareholder approval. Furthermore, we think it is confusing to refer to proxies. Therefore, we have not revised the disclosure in response to this comment.

Comment 3:     Questions and Answers, #2 and #5: The statement in the answer to
               Question #2, "[s]hareholders of the Acquired Portfolios will not be assessed any sales charges or other shareholder fees in connection with the Acquisitions," is misleading in lights of the statement in the answer to Question #5, "[t]he expenses of the Acquisitions will be borne proportionately by the Acquired
               Portfolios based on their net assets at the time of the Acquisitions," because the expenses of the Acquisitions will ultimately be passed down to the shareholders.

Response:      The statement refers only to sales charges or other fees charged to a shareholder upon the Acquisition. It is not intended to refer to expenses that may affect a Portfolio's net assets such as the acquisition expenses. Therefore, we have not revised the disclosure in response to this comment.

Comment 4:     Questions and Answers, #6: Item 411(d) of Reg. C requires file numbers to be provided for documents incorporated by reference.

Response:      The file number for all documents incorporated by reference is the same. Therefore, we have not revised the disclosure in response to this comment.

Comment 5:     Questions and Answers, #6: Despite the statement in the answer to
               Question #6, "[a]dditional copies of the Annual and Semi-Annual
               Reports and the Prospectus for each Portfolio are available at www.AllianceBernstein.com," they could not be found at the specified web site.

Response:      Currently, only the Class A and Class B Master Prospectuses are available on the AllianceBernstein web site. We have deleted reference to Annual and Semi-Annual reports being available on the web site.

Comment 6:     Questions and Answers, #6: The street address of the SEC's Public
               Reference Section should be added.

Response:      We have revised the disclosure in response to this comment.

Comment 7:     Summary - Comparison of Fees: The Comparison of the Fees table is as of September 30, 2007, but the Fee Table is as of December 31, 2007. The total expense ratio numbers do not agree in the two tables.

Response:      The expense ratios as of September 30, 2007 in the Comparison of the Fees table are the expense ratios the Board reviewed at its Meeting on February 5-7, 2008 at which it approved the Acquisitions. The Fee Table has more recent information.
               Therefore, we have not revised the disclosure in response to this comment.

Comment 8:     Summary - Comparison of Investment Advisory Fees: The disclosure regarding reimbursements by the Portfolios to the Adviser for expenses incurred in providing administrative services to the Portfolios is for 2006. Please update the disclosure for 2007.

Response:      We have not revised the disclosure in response to this comment.


Comment 9:     Summary - Comparison of Investment Objectives and Policies: The
               disclosure regarding investment objectives and principal investment strategies for Global Dollar is missing.

Response:      This information was inadvertently missing from the edgarized version that was filed. We will make sure that it is included in the edgarized version when we subsequently file the Form N-14 under Rule 497.

Comment 10:    Summary - Comparison of Investment Objectives and Policies:
               Please state who is going to bear the costs associated with the repositioning of portfolios.

Response:      The repositioning is anticipated to occur shortly after the
               Acquisitions. Therefore, the costs associated with the repositioning will be borne by the combined Portfolio. We have added disclosure to clarify that the repositioning is anticipated to occur after the Acquisitions.

Comment 11:    Summary - Federal Income Tax Consequences: The statement that
               "[a]ny capital gains recognized in these sales will be distributed to the Acquired Portfolios' shareholders (but not contractholders) as capital gain dividends" is confusing because contractholders are also shareholders of the Acquired Portfolios.

Response:      The Portfolios only offer their shares through the separate accounts of life insurance companies ("Insurers") and Insurers are the shareholders of record. A contractholder holds a contract with an Insurer that offers a Portfolio as an investment option and has a beneficial interest in the Portfolio. This distinction is discussed in the answer to Question #1 in the Questions and Answers section. Therefore, we have not revised the disclosure in response to this comment.

Comment 12:    Information about the Portfolios: Distributor section should include the disclosure required under Item 7(b)(2) of Form N-1A.

Response:      We have added the disclosure in response to this comment.

Comment 13:    Appendix   G  -    Capitalization:     The introduction to the
               capitalization  table states that the numbers are as of September
               30, 2007. However, footnote (a) to the table states that the pro forma numbers are as of January 25, 2008. Please reconcile.

Response:      We have revised the disclosure in response to this comment.

Comment 14:    Appendix G - Capitalization: The net assets of the combined
               Portfolio should be reduced by the expected cost of the reorganization. Note that the adjustment amount is shown but is not reflected in the NAV of the combined Portfolio. The NAV of the combined Portfolio should be adjusted accordingly. Also, the adjustments to net assets should be shown as negative amounts.

Response:      We have revised the disclosure in response to this comment.

Comment 15:    Appendix  G -  Capitalization:  A  footnote  should  be  included explaining the adjustments to the number of shares outstanding.

Response:      We have revised the disclosure in response to this comment.

Comment 16:    Appendix J - Financial Highlights: Footnote 1 does not appear to belong to the Financial Highlights tables and should be removed.

Response:      We have revised the disclosure in response to this comment.

SAI:
----

Comment 17:    File numbers should be provided for documents incorporated by reference.


Response:      The file number for all documents incorporated by reference is the same. Therefore, we have not revised the disclosure in response to this comment.


Comment 18:    Portfolio of Investments: Since no adjustments are shown in the schedule, include a footnote stating that as of September 30, 2007, all of the securities held by the target Portfolios would comply with the investment restrictions and/or compliance guidelines of the acquiring Portfolio.

Response:      No adjustments are shown for the Portfolio of Investments
               schedule because the repositioning of the portfolios is anticipated to occur after the Acquisitions, as discussed in the Information about the Transactions - Reasons for the Acquisitions section of the prospectus. We have added a footnote to clarify.

Comment 19:    Statement of Assets and Liabilities: Net assets for the combined
               Portfolio should be reduced by the cost of the reorganization.
               The Statement of Assets and Liabilities should reflect the same adjustments included in the Capitalization table in the prospectus.

Response:      We have revised the disclosure in response to this comment.

Comment 20:    Notes to Pro Forma Financial Statements: A note should be
               included as to which entity will be the surviving entity for accounting purposes.

Response:      We have revised the disclosure in response to this comment.

Comment 21:    Please include Tandy representation in comment response letter

Response:      We have added Tandy representation below.


                                      * * *

     We hereby acknowledge that (i) each Portfolio is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) a Portfolio may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

     If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                        Sincerely,



                                                       /s/ Young Seo

cc:      Andrew L. Gangolf, Esq.
         Christina A. Morse, Esq.
         Kathleen K. Clarke, Esq.